Exhibit (a)(2)(A)

April 3, 2009

Dear Stockholder:

On March 23, 2009, Cox Media Group, Inc., an indirect and wholly owned subsidiary of Cox Enterprises, Inc., commenced a tender offer to purchase all of the outstanding shares of Class A common stock of Cox Radio, Inc. not already owned by Cox Media Group for $3.80 per share in cash without interest.

The Board of Directors of Cox Radio established a Special Committee, comprised of independent directors who are neither affiliated nor associated with Cox Media Group or Cox Enterprises, to review and evaluate the tender offer.

The Special Committee has unanimously determined that the tender offer is fair, from a financial point of view, to Cox Radio’s stockholders (other than Cox Media Group and Cox Enterprises). Accordingly, the Special Committee unanimously recommends, on behalf of Cox Radio, that the stockholders of Cox Radio accept the tender offer and tender their shares of Class A common stock pursuant to the tender offer.

In making its determination, the Special Committee carefully considered a number of factors, including the written opinion of Gleacher Partners, LLC, financial advisor to the Special Committee, to the effect that the $3.80 per share cash consideration to be received by Cox Radio stockholders in the tender offer is fair, from a financial point of view, to the stockholders of the Company (other than Media and Enterprises).

Enclosed with this letter is a Solicitation/Recommendation Statement on Schedule 14D-9 that contains the recommendation of the Special Committee, which explains the reasons behind the recommendation and also discusses the background of the tender offer. The full text of the Gleacher Partners opinion is attached as Exhibit (a)(5)(C) to the Schedule 14D-9.

The Special Committee encourages you to review the enclosed Schedule 14D-9 in its entirety because it contains important information.

Thank you for your careful consideration of this matter.

Sincerely,

/s/ JUANITA P. BARANCO

/s/ NICK W. EVANS, JR.
Juanita P. Baranco and Nick W. Evans, Jr. Members of the Special Committee